Auryn Resources Completes Acquisition of Homestake Resource Corp.

Vancouver, British Columbia (September 8th, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) ("Auryn") is pleased to announce, effective September 7, 2016, the completion of the previously announced plan of arrangement (the “Arrangement”) pursuant to which Auryn has acquired all of the issued and outstanding common shares of Homestake Resource Corporation (“Homestake”). Homestake is now a wholly-owned subsidiary of Auryn.

Shawn Wallace, President and Chief Executive Officer of Auryn, stated “We are very pleased to have completed another key acquisition further achieving Auryn’s objective of acquiring high-grade, quality, expandable gold assets in a premier mining jurisdictions.”

He further commented, “the primary factors that compelled us to make the Homestake acquisition was the high-grade gold mineralization and more importantly the potential to expand it in the immediate and surrounding areas.

We look forward to exploring this asset with our multi-disciplinary technical team with a goal of making additional discoveries through our planned 2017 drill campaign.”

Lawrence Page, Q. C., former Chairman of Homestake stated, “the merger of the two Companies proceeded smoothly and expeditiously. Former shareholders of Homestake, who are now shareholders of Auryn, have a bright future based upon a fusion into one Company of three highly prospective mineral properties in jurisdictions where exploration and development results achieved by the highly professional Auryn exploration team, will undoubtedly add share value.”

The Arrangement was approved at Homestake’s special meeting of shareholders held on August 25, 2016 by approximately 98.2% of the votes cast by Homestake shareholders. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on August 29th, 2016.

As a result, the Homestake shares will be delisted from the TSX Venture Exchange and Auryn will apply to the relevant securities commissions for Homestake to cease to be a reporting issuer under Canadian securities laws.

In addition, as previously announced, the Company issued 437,675 shares at $2.30 per share to settle outstanding debt of $1,006,655 payable to former creditors of Homestake.

About Auryn Resources

Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company's management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

About Homestake Resource Corporation

Homestake owns a 100 percent interest in the Homestake Ridge project, located in the Kitsault Mineral district in northwestern British Columbia, subject to various royalty interests held by vendors. The project is being advanced as a potential high-grade underground mining operation. To date, 268 holes, totalling 77,845 metres, have been completed on the property by Homestake and multiple exploration targets remain to be tested on the 3,617-hectare property. For more information on the Homestake Ridge project please refer to the Homestake’s website at www.homestakeresourecorporation.com.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AURYN RESOURCES INC.

“Shawn Wallace”

Shawn Wallace
President & Director,

Telephone: +1 (778) 729-0600:
Website: www.aurynresources.com
Email: info@aurymnresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities to be issued pursuant to the transaction have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The principal factors that could cause actual results to differ materially from those in forward-looking statements in connection with this news release include the uncertainty of Homestake shareholders approvals, and the outcome of regulatory and judicial approvals. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com